October 26, 2006
By Edgar
Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Associated Banc-Corp.
Form 10-K for the year ended December 31, 2005
File No. 0-5519
Dear Mr. Cline:
The responses of Associated Banc-Corp (the “Corporation” or “Associated”) to the comments in the Securities and Exchange Commission (the “SEC” or “Commission”) comment letter dated October 18, 2006 (the “Comment Letter”) related to our filing on Form 10-K for the year ended December 31, 2005 are presented below. The numbered responses below correspond to the numbered paragraphs in the Comment Letter. For reference purposes, the text of the Comment Letter has been reproduced below in bold followed by Associated’s responses for each numbered paragraph. In the Comment Letter you requested that we acknowledge our intent to revise future filings, as well as provide proposed disclosure revisions or provide any requested information. Certain proposed disclosures related to various responses are included directly in the response.
Statement of Cash Flows, page 65
1.	In your response to comment 2 in your letter dated July 12, 2006 you state that there are two sources related to additions to mortgage servicing rights; through purchases and as an allocation from funds disbursed on originated loans. We interpreted this response to indicate that you recognize mortgage servicing rights upon the origination of loans. In your response to comment 1 in your letter dated September 19, 2006, you state that you record mortgage servicing rights upon the sale of loans which is not consistent with your previous response noted above. You also do not address how you account for mortgage servicing rights from funds disbursed on originated loans. Therefore, please:
a.	Revise your filing to disclose the specific nature of additions to mortgage servicing rights; and
b.	Tell us if you record mortgage servicing rights when you originate a loan and if so, provide example journal entries and tell us the accounting guidance on which you rely for this accounting treatment.
We recognize that our responses may have appeared inconsistent. Our July 12 response to the initial comment 2 in your June 27, 2006 letter attempted to briefly address why we presented the total additions to mortgage servicing rights as a result of loan sales with servicing retained in the investing section of the statement of cash flows. It was not meant to be confused with the underlying accounting applied to recording mortgage servicing rights.

In response to your questions:
(a)	To provide additional clarity, beginning with the December 31, 2006 Form 10-K, we will revise the mortgage servicing rights disclosure within the summary of significant accounting policies footnote. The following represents our proposed revision (as underlined) to the mortgage servicing rights disclosure in Note 1, “Summary of Significant Accounting Policies” on page 68 of our December 31, 2005 Form 10-K:
“Mortgage Servicing Rights: The Corporation sells residential mortgage loans in the secondary market and typically retains the right to service the loans sold. Upon sale of a loan where servicing is retained, a mortgage servicing rights asset is capitalized at an allocated fair value based on the relative fair values of the loan and the servicing asset, ~~which represents the then current fair value of future net cash flows expected to be realized for performing servicing activities~~. Mortgage servicing rights, when purchased, are initially recorded at cost. Mortgage servicing rights are carried at the lower of the initial capitalized amount, net of accumulated amortization, or estimated fair value, and are included in intangible assets.”
(b)	We do not record mortgage servicing rights when we originate a loan, but rather upon the sale of loans when we retain servicing, as was included in our September 19, 2006 response to comment 1 of your letter dated September 7, 2006. Mortgage servicing rights capitalized totaled $18 million, $19 million, and $40 million, in 2005, 2004 and 2003, respectively.
2.	We note your response to comment 2 in your letter dated September 19, 2006. It appears you are presenting increases in mortgage servicing rights from sold loans with servicing retained as cash outflows in your statement of cash flows. We believe the actual cash inflows related to your loan sales should be reported in the operating section and the increase in your mortgage servicing rights related to this activity represents a non-cash activity. Please tell us the effect on your statement of cash flows for the periods presented if you report your loan sale activity in this manner. If the effect is material, please revise your filings. If the effect is not material, please revise future filings accordingly.
We have been presenting capitalized mortgage servicing rights from loans sold with servicing retained as cash outflows in the investing section of our statement of cash flows. We have included all other loan sale activities related to the secondary mortgage business in the operating activities section of the statement of cash flows in accordance with SFAS No. 102, “Statement of Cash Flows — Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale.”
We viewed there to be, for purposes of the statement of cash flows, a reportable investing activity in servicing rights based on certain rationale we employed. Additionally, our research over time indicated that there was diversity in how additions to mortgage servicing rights were presented in the statement of cash flows. We will, however, change the cash flow presentation of the capitalization of mortgage servicing rights in our future filings. We believe the effect on the statement of cash flows of the change in presentation is not material to prior periods presented. We based our materiality conclusion on evaluation of quantitative and qualitative information, including several key factors. The amount of additions to mortgage servicing rights is not significant, and is not material when compared to the primary cash flows related to this activity (i.e. mortgage loans originated and acquired for sale and proceeds from sales of mortgage loans held for sale). The change would not materially impact cash provided by operating activities or cash provided by (used in) investing activities. In addition, the change in presentation on the statement of cash flows is isolated to this financial statement only, and has no impact on earnings, compensation, segment data, or other significant trend data. Therefore, in future filings, beginning with the Form 10-Q for the period ended September 30, 2006, we will include our ‘additions to mortgage servicing rights’ as a non-cash activity in the operating section of the statement of cash flows.

We believe this letter is responsive to your comments, and per your request, we affirm our intent to include the requested revisions in future filings. Please feel free to contact me at 920-491-7120 if you have any questions or need further information.
Sincerely,
/s/ Joseph B. Selner
Chief Financial Officer
Associated Banc-Corp
Cc: Mike Volley, Staff Accountant